SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO  § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 8 for KALI P. CHAUDHURI, M.D.)*
(Amendment No. 2 for KPC RESOLUTION COMPANY, LLC)*

Integrated Healthcare Holdings, Inc

.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45821T 10 8

(CUSIP Number)

Kali P. Chaudhuri, M.D.
6800 Indiana Avenue, Suite 130
Riverside, CA 92506
(951) 782-8812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box *.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 6 Pages, Excluding Exhibits)

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Kali P. Chaudhuri, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 437,601,334 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 437,601,334 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,601,334 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.55% (1)
14	TYPE OF REPORTING PERSON IN

(1)	The calculations contained on this page include 309,000,000 shares underlying warrants that are exercisable by Kali P. Chaudhuri, M.D. or KPC Resolution Company, LLC within 60 days, and assume 255,307,262 shares of Issuer’s common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page3 of 6

1	NAMES OF REPORTING PERSONS KPC Resolution Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,000,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 139,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.25% (1)
14	TYPE OF REPORTING PERSON OO

(1)	The calculations contained on this page include 139,000,000 shares that KPC Resolution Company, LLC may acquire upon exercise of warrants that are exercisable within 60 days and assume 255,307,262 shares of Issuer’s common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 4 of 6

EXPLANATORY NOTE

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), Kali P. Chaudhuri, M.D. (“Dr. Chaudhuri”) hereby files this Amendment No. 8 to Schedule 13D (“Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D relating to the common stock of Integrated Healthcare Holdings, Inc. (the “Issuer”) originally filed with the Commission on December 8, 2006, amended by Amendment No. 1 filed with the Commission on July 12, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on July 24, 2008, Amendment No. 3 to Schedule 13D filed with the Commission on November 6, 2008, Amendment No. 4 to Schedule 13D filed with the Commission on February 2, 2009, Amendment No. 5 to Schedule 13D filed with the Commission on April 10, 2009, Amendment No. 6 to Schedule 13D filed with the Commission on April 21, 2010, and Amendment No. 7 to Schedule 13D filed with the Commission on December 13, 2010.

Pursuant to Rule 13d-2(a) promulgated under the Exchange Act, KPC Resolution Company, LLC (“KPC Resolution”) hereby files this Amendment with the Commission. This Amendment amends and supplements the Schedule 13D relating to the common stock of the Issuer originally filed by KPC Resolution with the Commission on April 21, 2010 and amended on December 13, 2010.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in Dr. Chaudhuri’s original Schedule 13D, as previously amended (the “Schedule 13D”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Dr. Chaudhuri and KPC Resolution each are referred to herein as a “Reporting Person” and together as the “Reporting Persons”.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 of this filing.

Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to reflect the following:

The Reporting Persons previously reported that they intend to acquire ownership of up to 100% of the outstanding shares of common stock of the Issuer.  Dr. Kali P. Chaudhuri has now reached an understanding as to the principal terms of a proposed transaction in which Dr. Chaudhuri or his affiliate will acquire an aggregate of 100,110,430 shares of common stock of the Issuer held by Orange County Physicians Investment Network, LLC (73,798,430 shares), Dr. Anil V. Shah (19,812,000 shares) and Hari S. Lal (6,500,000 shares) (collectively, the “Shares”). However, none of the Reporting Persons have entered into binding or enforceable agreements to purchase any of the Shares. Such agreement will arise only upon the execution and delivery of one or more definitive agreements pertaining to the proposed acquisition of the Shares.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 5 of 6

In the event the proposed acquisition of the Shares by one or more of the Reporting Persons is consummated, the Reporting Persons also intend to acquire all of the remaining outstanding shares of common stock of the Issuer that are not already held by the Reporting Persons.

The Reporting Persons intend that all or a portion of the purchase price for the purchase of the Shares will come from funds that are borrowed for such purpose. Dr. Chauhduri is currently negotiating the terms and conditions of a first lien term loan from affiliates of Silver Point Capital, L.P. to fund the purchase price, but has not yet executed a definitive agreement to borrow such funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 of this filing.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013	/s/ Kali P. Chaudhuri, M.D.
Kali P. Chaudhuri, M.D.

Dated: September 12, 2013	KPC Resolution Company, LLC

By: /s/ Kali P. Chaudhuri, M.D.
Name: Kali P. Chaudhuri, M.D.
Its: Manager